WOODSIDE

RECEIVED

2004 JUN 10 A 9:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

1 June 2004

04030809

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- WA-255-P (Stybarrow-3), lodged with the Australian Stock Exchange on 1 June 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

Rebecca Sims
Compliance Officer

6/18

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 1 JUNE 2004
10:45AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-255-P
STYBARROW-3

Woodside Petroleum Ltd., a participant in the BHP Billiton operated WA-255-P Joint Venture, reports that the Stybarrow-3 appraisal well located in the Exmouth Sub-basin had reached total depth, and was running wireline logs on 1 June 2004.

Since the last report, the 8½ inch hole was drilled to a total depth of 2,522 metres, with core being cut over the primary objective Macedon Sand interval, and wireline logging commenced.

The Atwood Eagle semi-submersible drilling rig is drilling the well. The well location is approximately 2 kilometres northeast of Stybarrow-1. Water depth at the location is approximately 790 metres.

All reported depths are referenced to the rig rotary table.

Equal joint venture participants in WA-255-P are BHP Billiton Petroleum (Australia) Pty. Ltd. and Woodside Energy Ltd.